UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) May 17, 2023

reAlpha Tech Corp.
(Exact name of issuer as specified in its charter)

Delaware	86-3425507
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6515 Longshore Loop, Suite 100, Dublin, OH 43017
(Full mailing address of principal executive offices)

(707) 732-5742
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $.001

ITEM 9. OTHER EVENTS.

Sale of myAlphie, LLC.

Effective May 17, 2023, reAlpha Tech Corp. (referred to as the “Company” or the “Seller”) entered into a Second Amendment to an agreement (referred to as the “Second Amendment”) to finalize a transaction that was originally agreed to through a Membership Interest Purchase Agreement dated December 31, 2022 (referred to as the “Purchase Agreement”), with Turnit Holdings, LLC, an Ohio limited liability company (referred to as the “Buyer”). This Purchase Agreement was previously amended by a Letter Agreement dated March 11, 2023 (referred to as the “First Amendment”), which was entered into between the Buyer and Seller. The transaction pertains to the Buyer’s acquisition of all the issued and outstanding membership interests of myAlphie, LLC (referred to as the “Subsidiary”), subsequent to its conversion from a Delaware corporation to a Delaware limited liability company.

Prior to the execution of this agreement, the Company, through a merger, held myAlphie LLC as a subsidiary, along with (a) all its technology and intellectual property, and (b) two on-demand promissory notes in the amounts of $975,000 and $4,875,000 payable to CH REAlpha Investments, LLC, and CH REAlpha Investments II, LLC, respectively (together, the “Promissory Notes”). Upon the closing of the present agreement, the Company sold all its interest in the LLC, and the Buyer, through this agreement, assumed the Seller’s remaining liabilities and outstanding obligations under these Promissory Notes via an Assignment, effective as of the date of the second amendment. Additionally, the Intellectual Property Assignment Agreement was also considered effective as of the date of this Amendment. The Buyer in this transaction is an indirect subsidiary of Crawford Hoying, which is owned and controlled, in part, by Brent Crawford, the former chairman of the board of directors of the Company. CH REAlpha Investments, LLC, and CH REAlpha Investments II, LLC are also managed by Mr. Crawford.

The Parties involved in this transaction, being the Buyer and Seller, agreed and acknowledged through the Second Amendment (dated May 17, 2023) that, regardless of any conflicting provisions in the Purchase Agreement and the First Amendment, which are attached hereto as Exhibits 9.1, 9.2, and 9.3 and incorporated herein by reference, the terms of the Second Amendment shall prevail.

Exhibits:

Exhibit 9.1 2022 1231 myAlphie -- Membership Interest Purchase Agreement [Final]
Exhibit 9.2 2023 0311 Turnit -- MIPA Side Letter re Closing Extension
Exhibit 9.3 2023 0517 Turnit -- MIPA Side Letter re Closing Extension

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

reAlpha Tech Corp.

By:	/s/ Mike Logozzo
Name:	Mike Logozzo
Title:	Chief Financial Officer

Date: May 23, 2023

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